

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

Via E-mail
David Gasparine
President
Neohydro Technologies Corp.
2200 Yarbrough Avenue
Suite B 305
El Paso, Texas 79925

> **Re:** **Neohydro Technologies Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed October 31, 2013**
> **File No. 0-53669**

Dear Mr. Gasparine:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	We note your response to comment 2 in our prior letter dated September 24, 2013. However, your filing remains materially deficient, as disclosure is lacking in response to numerous items required by Form 10. Please revise to provide all the information required, including, as appropriate, the disclosure required under Items 2, 3, 7, 8, 9, 10, 11, and 12 of Form 10.

2.	We note that you have never filed an Item 5.01, Changes in Control of Registrant Form 8-K in connection with Mr. Gasparine assuming control of the registrant. Please include Item 5.01 disclosures in your amended filing

3.   We note your response to comment 5 in our letter dated September 24, 2013. Please disclose the completed transaction under Item 2.01, Completion of Acquisition, of Form 8-K.

Item 5.06 Change in Shell Company Status

4.   Please revise to state, if true, that following the acquisition of Couponz, Inc. you are no longer a shell company.

General Company Description

5.   We note your list of goals and objectives. Please provide more complete disclosure regarding these plans, for example your plans to hire additional staff. Also disclose to what extent you expect to require outside funding for this expansion, quantified to the extent possible. We note your statement under "Promotional Budget" that your "initial promotional budget will be $30,000 annually."

6.   Please disclose how many employees you currently have.

Results of Operations

7.   We note your response to comment 22 and reissue. It is not clear what was the source of your revenues for the six months ended June 30, 2013.

Plan of Operation

8.   We reissue our prior comment 23. Your text still refers to "this public offering."

Item 4.01 Changes in Registrant's Certifying Accountant

9.   Please fill in the missing dismissal and engagement dates.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director